













NOT CURRENTLY FUNDING

TUTTLE TWINS

ORIGINAL SERIES

max: $1.07M

min: $100K

$0
OF $1,070,000*

0
PEOPLE*

BACK *TUTTLE TWINS*

Invest in Tuttle Twins now by purchasing Class A Preferred Units at $.77 per unit.

CREATION

We will use funds raised to produce 1-3 episodes depending on the amount of funds raised.

RETURNS

If we earn enough from distribution revenue, you would earn 120% of your investment before the founders take a distribution and then you share in profits with us.†

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*People includes all persons who have submitted subscription materials. Amount raised is an estimate that includes subscriptions, however not all such amounts have been accepted or closed, and some subscriptions may not be accepted.

†see offering documents for full details and risks.

CAMPAIGN FAQ OFFERING

OFFERING DOCUMENTS

FORM C
SUBSCRIPTION AGREEMENT
OPERATING AGREEMENT
DANIEL JOB HISTORY
JONNY JOB HISTORY
BENTON JOB HISTORY
CONNOR JOB HISTORY
REVIEWED FINANCIAL STATEMENTS

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VIEW INVESTMENT DETAILS (OFFERING CIRCULAR)

VIDANGEL, INC IS A DEBTOR IN POSSESSION (LATEST INFO)

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